UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              Grove Property Trust
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    399613108
                                 (CUSIP Number)



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     Check the following box if a fee is being paid with this statement: |_|

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  1      NAME OF REPORTING PERSON:
         ABKB/LaSalle Securities Limited Partnership

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         36-3991973
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   | |

                                                                       (b)   | |
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  3      SEC USE ONLY


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  4      CITIZENSHIP OR PLACE OF ORGANIZATION


         Maryland
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                       5    SOLE VOTING POWER
                            46,000
                      ----------------------------------------------------------
       NUMBER          6    SHARED VOTING POWER
     OF SHARES              790,929
    BENEFICIALLY
      OWNED BY
                      ----------------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
     REPORTING              46,000
    PERSON WITH
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            790,929

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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         836,929

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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%

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  12     TYPE OF REPORTING PERSON*
         IA


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer

                  Grove Property Trust

         (b)      Address of Issuer's Principal Executive Offices

                  598 Asylum Avenue
                  Hartford, Connecticut  06105

Item 2.

         (a)      Name of Person Filing

                  ABKB/LaSalle Securities Limited Partnership

         (b)      Address of Principal Business Office or, if none, Residence

                  200 East Randolph Drive
                  Chicago, Illinois  60601


         (c)      Citizenship

                  Maryland


         (d)      Title of Class of Securities

                  Common Stock, $.01 par value per share

         (e)      CUSIP Number

                  399613108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      | |   Broker or Dealer registered under Section 15 of the Act
         (b)      | |   Bank as defined in Section 3(a)(6) of the Act
         (c)      | |   Insurance Company as defined in Section 3(a)(19)of the
                        Act
         (d)      | |   Investment Company registered under Section 8 of the
                        Investment Company Act
         (e)      |X|   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940
         (f)      | |   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund;
                        see ss.240.13d-1(b)(1)(ii)(F)

         (g)      | |   Parent Holding Company, in accordance with
                        ss.240.13d-1(b)(ii)(G) (Note:  See Item 7)
         (h)      | |   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned

                  836,929


         (b)      Percent of Class

                  9.9%

         (c)      Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote

                         46,000

                  (ii)   shared power to vote or to direct the vote

                         790,929

                  (iii)  sole power to dispose or to direct the disposition of

                         46,000

                  (iv)   shared power to dispose or to direct the disposition of

                         790,929

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   February 6, 1998


                                           ABKB/LASALLE SECURITIES
                                           LIMITED PARTNERSHIP


                                           By:/s/ William K. Morrill, Jr.
                                           Name:    William K. Morrill, Jr.
                                           Title:   Managing Director